UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2021

COMMISSION FILE NUMBER 001-39081

BioNTech SE
(Translation of registrant’s name into English)

An der Goldgrube 12

D-55131 Mainz

Germany

+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On April 28, 2021, BioNTech SE (the “Company”) was quoted in publications stating that fully vaccinated people could need a booster shoot of its COVID-19 vaccine with partner Pfizer Inc., 12 months and eventually a yearly booster shot. The Company also stated it has tested its COVID-19 vaccine against more than 30 variants, and it has had a promising responses against almost all the variants tested, including the so-called Indian variant, and "sufficient" against those it did not fight off as well. Additionally, the Company stated that it is discussing production sites in Africa. Lastly, the Company stated that it expects regulatory approval of its COVID-19 vaccine in China by July 2021. The publications are attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Financial Officer

Date: April 28, 2021

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	April 28, 2021 Media Publications